UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Target Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87612E106
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700
with a copy to:
Stephen Fraidin, Esq.
Andrew E. Nagel, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
212-446-4800
February 26, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* This filing amends and restates the Schedule 13D Amendment No. 4 filed earlier today. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87612E106	Schedule 13D/A	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,390,835

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,390,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,390,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,390,835

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,390,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,390,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

9,574,651

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

9,574,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,574,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

20,475,286

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

20,475,286

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,475,286

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
4   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	6	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,390,835

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,390,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,390,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
5   Calculated based on 752,780,059 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of December 3, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	7	of	8 Pages
     Item 1. Security and Issuer.
     This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 24, 2007 (“Amendment No. 1”), Amendment No. 2 filed on January 16, 2008 (“Amendment No. 2”), Amendment No. 3 filed on August 14, 2008 (“Amendment No. 3”), and Amendment No. 4 filed on February 4, 2009 (“Amendment No. 4” and, the Original Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company, (iii) Pershing Square GP, LLC, a Delaware limited liability company, (iv) Pershing Square Holdings GP, LLC, a Delaware limited liability company, and (v) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”, the “Company” or “Target”). Unless otherwise defined herein, terms defined in the Original Schedule 13D shall have such defined meanings in this Amendment No. 5. The principal executive offices of the Issuer are located at: 1000 Nicollet Mall, Minneapolis, Minnesota 55403.
     As of February 26, 2009, as reflected in this Amendment No. 5, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 58,390,835 shares of Common Stock (approximately 7.8% of the outstanding shares of Common Stock), which include shares of Common Stock and shares subject to certain stock-settled American-style call options. The Reporting Persons also have economic exposure to approximately 1,250,766 notional shares of Common Stock subject to certain cash settled call options, bringing their total economic exposure to 59,641,601 shares of Common Stock (approximately 7.9% of the outstanding shares of Common Stock).
     Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
     The Reporting Persons hold Common Stock and options for investment purposes. The Reporting Persons continue to believe in their fundamental investment case for Target, and that the Company’s Common Stock is undervalued at current market prices.
     Representatives of the Reporting Persons have met and may in the future meet with management and/or representatives of the Issuer to engage in discussions that may include matters relating to the strategy, business, assets, operations, governance, management, capital structure, financial condition and/or future plans of the Issuer in an effort to enhance shareholder value. The Reporting Persons have engaged, and may engage additional, advisors to assist it, including consultants, accountants, attorneys, financial advisors or others, and may contact other shareholders of the Issuer and/or other relevant parties to discuss any and all of the above.
     Without limiting the generality of the foregoing, the Reporting Persons are currently engaged in discussions with the Issuer regarding the consideration by the Board of Directors of the Issuer of certain candidates proposed by the Reporting Persons as directors of the Issuer.
     Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of discussions referenced above, actions taken by the Issuer, and trading price levels of the Common Stock, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or related financial instruments or selling some or all of their respective beneficial and economic holdings, engaging in any hedging or similar transaction with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their beneficial or economic holdings depending on additions or redemptions of capital. The Reporting Persons’ are in the business of trading — buying and selling — securities and other financial instruments. Consequently, the Reporting Persons’ beneficial ownership as reported on this Schedule 13D will vary over time depending on various factors, with or without regard to the Reporting Persons’ views of the Issuer’s business, prospects or valuation (including the market price of Common Stock), including without limitation, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities market and general economic and industry conditions.
     Item 5. Interests in Securities of the Issuer.
     (a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2008, there were 752,780,059 shares of Common Stock outstanding as of December 3, 2008. Based on the foregoing, 58,390,835 shares of Common Stock (which includes Common Stock and physically-settled listed and over-the-counter American-style call options), representing 7.8% of the shares of Common Stock issued and outstanding, are reported on this Amendment No. 5.
     As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than as reported herein.
     Item 5(c) of the Schedule 13D is hereby amended and restated as follows:
     (c) On February 10, 2009, cash-settled American-style call options covering 4,800,000 shares of Common Stock expiring on March 19, 2010 were sold for $20,630,400 in the aggregate. All of the options sold were previously held for the account of Pershing Square IV A, L.P., and the sales were effected through over-the-counter market transactions.
     On February 26, 2009, stock-settled American-style call options covering 14,500,000 shares of Common Stock expiring on April 2, 2009 were sold for $145,000 in the aggregate. All of the options sold were previously held for the account of Pershing Square IV A, L.P., and the sales were effected through over-the-counter market transactions.
     Except as disclosed herein, since February 4, 2009 (the date of the most recent amendment to this Schedule 13D), no other transaction in shares of Common Stock or derivative securities were effected by any Reporting Person.

CUSIP No.	87612E106	Schedule 13D/A	Page	8	of	8 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 26, 2009

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE HOLDINGS GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

/s/ William A. Ackman

William	A. Ackman